FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: (604) 434-8829 Facsimile: (604) 434-8823

[redacted]

07020300

December 29, 2006

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Please find enclosed copy of our Quarterly Report for the period ended July 31, 2006, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act.

Copies of this report have been mailed, as of today's date, to all shareholders that have requested such Report pursuant to National Instrument 54-102.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

File No. 82-3929

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS
&
MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE 2nd QUARTER ENDED OCTOBER 31, 2006

Prepared By Management
December 15, 2006

FNC LISTED ON TSX venture EXCHANGE TSX

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS

For the six months ended October 31, 2006

(Unaudited - prepared by management)

Contents:

Balance Sheet
Statement of Operations
Statement of Cash Flows
Notes

FANCAMP EXPLORATION LTD.
BALANCE SHEET
(Unaudited - Prepared by Management)

October 31, 2006

	October 31 2006	April 30 2006
Assets		
Current		
Cash and Marketable Securities	**259,725**	35,180
Accounts Receivable	**20,835**	5,082
Accrued Mining Duty Refunds	**1,574**	1,574
Accrued Exploration Tax Credits	**21,281**	131,119
Prepaid Expenses	**4,394**	2,625
Total Current Assets	**307,809**	175,580
Investment in Shares	**21,554**	36,345
Mineral Properties	**673,851**	695,452
Total Assets	**$1,003,215**	$907,377
Liabilities		
Current		
Accounts Payable and Accrued Liabilities	**36,990**	34,888
Long-term		
Deferred Quebec Mining Duties	**126,467**	126,467
Total Liabilities	**163,457**	161,355
Shareholders' Equity		
Share Capital	**6,903,275**	6,750,473
Contributed Surplus	**197,932**	197,932
Deficit	**-6,261,449**	-6,202,383
Total Shareholders' Equity	**839,758**	746,022
Total Liabilities and Shareholders' Equity	**$1,003,215**	$907,377

FANCAMP EXPLORATION LTD.
STATEMENT OF OPERATIONS
(Unaudited - Prepared by Management)

For the three month and six month periods ended October 31, 2006 and 2005

	Three Months Ended October 31 2006	Six Months Ended October 31 2006	Three Months Ended October 31 2005	Six Months Ended October 31 2005
Expenses				
Bank and Interest Charges	-83	-36	10	50
Geological Fees	7,500	15,000	7,500	15,000
Legal and Accounting	572	572	3,258	3,600
Office and General	11,770	19,950	10,584	18,311
New Project Examinations	3,764	3,764	1,169	1,169
Transfer Agent and Listing Fees	9,343	11,250	10,592	12,301
Corporate Travel	1,078	1,531	0	1,200
Total Expenses	33,943	52,031	33,113	51,631
Net Profit(Loss) from Operations	-$33,943	-$52,031	-$33,113	-$51,631
Loss on Investment	-7,035	-7,035	$0	$0
Net Profit(Loss)	-$40,978	-$59,066	-$33,113	-$51,631
Deficit, Beginning of Period	6,220,471	6,202,383	5,980,714	5,962,196
Deficit, End of Period	6,261,449	6,261,449	6,013,827	6,013,827
Profit(Loss) Per Share	-0.002	-0.002	-0.001	-0.002

FANCAMP EXPLORATION LTD.
STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

For the three month and six month periods ended October 31, 2006 and 2005

	Three Months Ended October 31 2006	Six Months Ended October 31 2006	Three Months Ended October 31 2005	Six Months Ended October 31 2005
Operating Activities				
Profit(Loss) for the Period	-40,978	-59,066	-33,113	-51,631
Non-Cash Charges to Income:				
Net Change in Non-Cash Working Capital	98,240	109,209	-8,205	-11,086
Total Operating Activities	57,262	50,143	-41,318	-62,717
Financing Activities				
Exercise of Incentive Stock Options	2,802	2,802	0	0
Exercise of Flow-through Warrants	0	150,000	0	0
Total Financing Activities	2,802	152,802	0	0
Investing Activities				
Beauce	-35,781	-46,639	0	0
Dileo Lake	0	0	0	-120
George River	-2,406	-22,998	0	0
Hanna Uranium	-357	-1,317	0	0
Johan Beetz	100,000	100,000	-13,636	-6,277
La Grande	0	-1,796	0	0
Lac La Blache	0	-196	-1,100	-1,100
Lac Mechant	-833	-833	-550	-550
Lemoine	-1,100	-1,100	0	0
Manic III	0	0	-825	-825
Manicuagan	524	524	-13,200	-13,200
McFaulds	0	0	0	-440
Mingan Longue Pointe	36,960	36,960	-900	-13,409
Mount Reed/Mount Wright	-19,709	-23,124	-1,100	1,268
Rupert	-550	-1,647	0	0
St. George	-2,199	-2,199	-1,764	-1,764
St. Urbain	-1,375	-1,375	0	0
Tilly Lake	0	0	-593	-1,020
Upsalquitch Forks	-900	-1,730	0	0
Villibon	-10,930	-10,930	0	0
Total Investing Activities	61,345	21,601	-33,669	-37,438
Change in Cash during the Period	121,409	224,545	-74,987	-100,155
Cash at Beginning of Period	138,317	35,180	190,849	216,018
Cash at End of Period	$259,725	$259,725	$115,863	$115,863

1. Continuing Operations

Fancamp Exploration Ltd. is a development stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development and future profitable production from or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values shown in these financial statements should the Company be unable to continue as a going concern.

2. Mineral Property Interests

The Company capitalizes all costs relative to the acquisition, exploration and development of mineral properties. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is abandoned as an exploration prospect or allowed to lapse, the related costs are charged to operations in the year.

Certain of the Company's mineral properties interests are held jointly with other parties. The book value of these property interests includes only the Company's joint venture share of costs.

Investments

Portfolio investments in the shares of other companies are accounted for at cost. Investments are written down to their fair value when there is a decline in value that is considered other than temporary.

Deferred Quebec Mining Duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

Exploration Tax Credits

The Company accounts for accrued tax credits on eligible exploration expenditures as a deduction from its mineral properties interests, on a property by property basis, and will be charged to operations on the same basis as the deferred acquisition and exploration and development expenditures. The exploration tax credits are accrued in the year when the exploration expenditures are incurred, provided there is reasonable assurance that the tax credits will be realized.

3. **Use of Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

4. **Stock Based Compensation**

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital. The Company has elected to prospectively recognize compensation expense for the estimated fair value of stock options granted to both employees and non-employees on an annual basis. See Audited Financial Statements for the year ended April 30, 2006. A similar calculation and recognition will be made at the end of the current year, ending April 30, 2007.

5. **Loss Per Share**

Basic loss per share is calculated by dividing the loss for the period by the weighted number of shares outstanding during the period.

6. **Investment In Shares**

The Company holds 23,790 first preferred shares (2,900-100% and 20,800-50%) of Diadem Exploration Inc. The value of these shares is being carried on the books of the Company at their market value as at April 30, 2006. The shares of Diadem Exploration Inc. are exchangeable into shares of Diadem Resources Ltd. at the option of Diadem Resources Ltd. and of Fancamp and its joint venture partners after December 31, 2004 through to December 31, 2006 at an exchange price of $1.888.

The Company holds 56,500 common shares of Probe Mines Ltd. The value of these shares is being carried on the books of the Company at their market value as at April 30, 2006.

7. **Share capital**

As at October 31, 2006

Authorized: 50,000,000 common shares with no par value

Issued:

	2006-2007		2005-2006	
	Number	Amount	Number	Amount
Balance, beginning of year	23,792,981	$6,750,473	23,692,981	$6,825,073
Warrants Exercised	1,000,000	150,000	—	
Options Exercised	21,610	2,801	—	
Balance, end of period	24,814,591	$6,903,274	23,692,981	$6,825,073

Warrants Outstanding

During the 1st Quarter, warrants were exercised for the purchase of 1,000,000 flow-through common shares, at a price of $0.15 per share. There are no warrants outstanding as at October 31, 2006.

Share Capital Issued

During the 1st Quarter, 1,000,000 flow-through common shares were issued pursuant to the exercise of outstanding warrants. During the 2nd Quarter options were exercised for the purchase of 11,000 common shares, at price $0.11 per share and 10,610 common shares, at a price of $0.15 per share.

8. Incentive Stock Options

Outstanding at the end of the period:

Number of Shares	Exercise Price	Date Granted	Expiry Date
829,000	$0.14	May 26/03	May 25/08
793,000	$0.10	June 30/04	June 29/09
624,390	$0.15	July 04/05	July 04/10
200,000	$0.11	July 19/05	July 19/10
2,446,390			

During the current quarter, options were granted for the purchase of up to 100,000 common shares, at a price of $0.11 per share, up to and including August 21, 2011. Options were exercised for the purchase of 11,000 common shares, at price $0.11 per share and 10,610 common shares, at a price of $0.15 per share. No options were cancelled, re-priced or expired.

9. Related Party Transactions

Transactions with related parties for the period comprise:

	Paid - 6 months ended October 31, 2006
Professional geological fees paid to a director	$31,225
Administration fees paid to directors (2)	$12,396

10. Contingency

The Company has a dispute with one of its exploration service suppliers regarding the services provided to Fancamp, for a total amount of $50,000. Fancamp holds that the suppliers did not provide the services which were agreed upon and has not accrued the corresponding liability in its accounts. Fancamp is contesting the claimed amounts vigorously and the outcome is indeterminable.

In fiscal year 2005, the Company wrote off its estimated exploration commitment shortfall balance to the Botswana government into operations. In the event that the Botswana government initiates collection of the exploration commitment shortfall, the Company will be subject to a potential liability of 3,190,605 Botswana Pula (approx $680,237 Cdn).

FANCAMP EXPLORATION LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited financial statements of the company and notes thereto for the year ended April 30, 2006. The Company's financial statements are prepared in accordance with Canadian General Accepted Accounting Principles. The Company's reporting currency is Canadian dollars. The date of this Management Discussion and Analysis is December 15, 2006. Additional information on the Company is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. The Company's main focus continues to be on the exploration and development of the Mingan Titanium Option in Longue Point, Quebec.

OVERALL PERFORMANCE

The Company has acquired an option to earn a 100% interest in a series of claims in the Beauce gold placer district of Quebec.

The Company, in partnership with the Sheridan Platinum Group, staked prospective ground in the Johan Beetz area of Quebec and also holds iron ore properties in the Mount Reed/ Mount Wright area. Subsequently, an option to earn a 100% interest in the iron ore property was granted to UFM Ventures Ltd.

The Company has granted an option to earn a 100% interest in the 100% owned McFauld's Lake base metal property in northern Ontario to Probe Mines Limited.

A road has now been completed to the Company's jointly held Mingan titanium property and metallurgical test work is continuing on samples of massive hemoilmenite.

The Company had working capital of $270,819 as at October 31, 2006.

RESULTS OF OPERATIONS

The Company incurred a net loss of $40,978 for the three months ended October 31, 2006, compared to a net loss of $33,113 for the previous year.

Management fees remained unchanged quarter over quarter The Company pays a geological fee of $2,500 per month to Peter H. Smith, President for the ongoing management and operation of the company's exploration programs. An additional fee of $1,250 is paid to Debra Chapman, Secretary and Director for the ongoing management and administration of the Company's business affairs.

MINERAL PROPERTIES

Mingan Titanium Option, Longue Pointe, Quebec Joint Venture

The Company holds a 50% interest in Mingan and bench scale test work on the massive hemoilmenite is ongoing, with the intent of developing high titanium and iron oxide end products.

Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite.

St. Urbain Iron Titanium Deposits

These historic deposits, held in partnership with the Sheridan Platinum Group, are located near the village of St. Urbain, near Baie St. Paul on Quebec's North Shore. In 1959 a (non 43-101 compliant) global resource at 22 million tons was estimated for 4 deposits, from which a total of ½ million tons had been extracted over the preceding thirty years. Overall grades are on the order of 35% Fe and 36% TiO_2.

Mount Reed/Mount Wright Iron Prospects, Quebec Joint Venture

The Company has, with its 50% partner, the Sheridan Platinum Group Ltd., some twenty separate properties, covering a total of about 28,000 hectares. These properties are in various stages of exploration development, many drilled in the 50's and 60's by such operators as Canadian Javelin, Midway, Quebec Cartier Mining and others, while some are only at the geological mapping stage. The iron formations are concentrating ores, in the 28-35% Fe range, and reported tonnages (non 43-101 compliant) are in the 25M to 350M ton range. Potential resources are much larger; fully thirteen of the properties have had no grade or tonnage estimates applied to them.

These properties, most in close proximity to road and rail transport, represent considerable potential for groups interested in long term iron ore supplies.

Johan Beetz Uranium Prospects, Quebec Joint Venture

Pursuant to an underlying agreement, the Company is a 50% partner with the Sheridan Platinum Group Ltd. in a very large scale grassroots uranium project located at Johan Beetz on Quebec's North Shore. These properties, held in the name of the Sheridan Platinum Group Ltd., are now the subject of a formal agreement whereby UFM Ventures Ltd. has been given an option to purchase a 100% interest.

In order to exercise the option, UFM Ventures Ltd. has paid $50,000.00 and must pay an additional $350,000.00 and issue 350,000 shares on receipt of TSX Venture Exchange and shareholder approval, pay a further $200,000.00 by June 30, 2006, $200,000.00 by November 30, 2006, $200,000.00 by March 31, 2007, and either pay $1,000,000.00 or issue 1,000,000 shares (at the option of the vendors) by November 30, 2007. The payments to be made on November 30, 2006 and March 31, 2007 are optional and may be reduced by 25 percent for any property dropped from the option before the due date of said payments. A 3% net smelter royalty in the first two years after commencement of commercial production, increasing to 5% thereafter has been retained. UFM Ventures Ltd. has the right to purchase a portion of the NSR within the first thirty days after commencement of commercial production for payment of $3,000,000.00, thereby reducing the NSR to 1.5% for the entire term. UFM Ventures has agreed to make advance quarterly royalty payments of $25,000.00 commencing January 1, 2008.

The uranium targets are located in the Johan Beetz District, the scene of two major uranium staking rushes in the sixties and seventies. New uranium deposit models have emerged in the last thirty years and are associated with geology very similar to that seen at Johan Beetz, namely Olympic Dam in Australia, the world's largest producer, and Rossing in Namibia, the world's sixth largest producer. In the eighties and nineties, the Government of Quebec, recognizing these parallels, carried out a series of

regional geochemical surveys which revealed numerous areas anomalously high in uranium. Approximately 91,000 hectares or 227,500 acres have been staked.

Option to Earn 100% Interest Beauce Property, Quebec

The Company has entered into an agreement to acquire 100% interest in a series of claims covering most of the historic Beauce gold placer district of Quebec. This area, a small drainage basin located immediately east of the Chaudiere River, south of Quebec City, was the site of numerous placer gold finds in the nineteenth and twentieth centuries. These placers, unlike others in the region, are characterized by large numbers of sizable nuggets. A floating dredge operation (part of which lay on the optioned claims) in the early 1960's resulted in the recovery of nuggets up to the size of a small potato in deeply buried gravels. The largest reported nugget in the area was known as the Kilgour, and weighed 51 ½ ounces. The Company has completed a structural compilation of the district and potentially major fault zones are being examined through detailed soil geochemistry, reconnaissance geophysics and basal till sampling. Besides the presence of singularly large nuggets in a restricted area derived from obviously rich and not yet found lodes identified there is evidence of widespread silicification and anomalous gold mineralization across substantial widths. One drill hole, for example, assayed from collar to the bottom of the hole returned an average of 300 ppb, across more than 60 metres. This raises the possibilities of large tonnages of low grade material, a type of target never previously sought in this historic gold district.

100% Owned McFaulds Fancamp Property, Ontario

The Company has granted an option to Probe Mines Limited whereby Probe Mines Limited may earn up to a 100% interest in 4 claims representing approximately 1,024 hectares, by incurring exploration expenditures of $100,000 over two years and issuing to Fancamp 200,000 common shares of Probe Mines Limited.

100% Owned Manicuagan Property, Quebec

The Company retains 17 claims adjoining the Lac Paradis nickel showing reported by Quinto Technologies Inc. Exploration on this showing is ongoing.

100% Owned Lac Mechant Property, Quebec

This is one of the major geochemical nickel "hotspots" on Quebec's North Shore and remains a significant exploration target. The Company is planning further exploration on this important grass roots nickel play.

100% Owned Lac de la Blache Titaniferous Magnetite Property, Quebec

This 1,566 hectare property, located 128 km northwest of Baie Comeau (discovered in 1952) was staked by the Company in April, 2004. Drilling has been carried out by various owners over the years and the deposit has been estimated to contain at least 79 million tons averaging 50% Fe and 20% TiO_2 (non 43-101 compliant). Metallurgical problems have prevented development to date, but the Company is optimistic that such problems can be overcome, and test work has begun on this material.

100% Owned Rupert Uranium Property, Quebec

This 8,100 hectare property is characterized by highly anomalous uranium values in lake bottom sediments. Little previous work is recorded apart from the reconnaissance follow up by SDBJ following the geochemical survey in the mid 1970's. The country rocks are characterized by abundant pegmatites, granites and gneisses and numerous fault structures. Uranium values range from the hundreds to over a thousand ppm, in an environment where background is less than 10. The Company considers the area highly prospective for Rossing and Olympic Dam type targets.

100% Owned St. George (Clarence Stream) Properties, SE New Brunswick

The Company continues to maintain its land position in the Clarence Stream gold camp of southeastern New Brunswick, the site of potentially economic gold discoveries by Freewest Resources Canada Inc. Some of these properties are held in 50/50 joint venture with Golden Hope Mines Ltd.

Other Properties

The Company continues to maintain the Manic III and B-40 nickel prospects, and has acquired by staking, a large number of grass roots uranium exploration properties in partnership with the Sheridan Platinum Group. These properties cover some 37,000 hectares or 93,000 acres. These properties are located in the James Bay area of Quebec, the North Shore between Baie Comeau and Manicuagan, and along the George River near the Labrador border northeast of Schafferville. Little, if any, previous work is recorded on these properties and they remain highly prospective for uranium resources. Sale or joint venture partnerships are being considered.

SUMMARY OF QUARTERLY RESULTS

Selected financial information for the quarter ended October 31, 2006 and the preceding 7 quarters:

Three Months Ended	3rd Quarter January 31, 2006	4th Quarter April 30, 2006	1st Quarter July 31, 2006	2nd Quarter October 31, 2006
Operating Loss	$29,749	$120,838	$18,088	$40,978
Loss per Share	$0.001	$0.004	$0.001	$0.002
Fully Diluted Loss per Share	$0.001	$0.004	$0.001	$0.002

Three Months Ended	3rd Quarter January 31, 2005	4th Quarter April 30, 2005	1st Quarter July 31, 2005	2nd Quarter October 31, 2005
Operating Loss	$19,798	$87,440	$18,518	$33,113
Loss per Share	$0.001	$0.003	$0.001	$0.001
Fully Diluted Loss per Share	$0.001	$0.003	$0.001	$0.001

During the 2nd Quarter, the Company incurred an additional loss of $7,035 on the sale of investments held. Operating expenses remained constant; $33,113 in 2005 versus $33,943 in 2006. The increase in the recorded losses for the 4th quarter of both 2005 and 2006 are the result of accounting for stock based compensation. Refer to Note 4 of the audited annual financial statements.

SCHEDULE OF MINERAL PROPERTY COSTS DEFERRED

For the three months ended October 31, 2006 and 2005

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Exploration Costs	Option and Other Payments Received	October 31 2006 Net Costs For Period	October 31 2005 Net Costs For Period
Beauce		35,781		**35,781**	
Dileo Lake					
George River	1,306	1,100		**2,406**	
Hanna Uranium	357			**357**	
Johan Beetz			-100,000	**-100,000**	13,636
La Grande					
Lac La Blache					1,100
Lac Mechant		833		**833**	550
Lemoine		1,100		**1,100**	
Manic III					825
Manicuagan			-524	**-524**	13,200
McFaulds					
Mingan Longue Pointe			-36,960	**-36,960**	900
Mount Reed/Mount Wright		19,709		**19,709**	1,100
Rupert		550		**550**	
St. George		2,199		**2,199**	1,764
St. Urbain		1,375		**1,375**	
Tilly Lake					593
Upsalquitch Forks	300	600		**900**	
Villibon	10,380	550		**10,930**	
Mineral Properties Written Down					
Total	12,343	63,796	-137,484	**-61,345**	33,668
Cumulative Mineral Property Costs Deferred Beginning of Period				**735,196**	911,048
Cumulative Mineral Property Costs Deferred End Of Period				**$673,851**	**$944,716**

For the six months ended October 31, 2006 and 2005

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Exploration Costs	Option and Other Payments Received	October 31 2006 Net Costs For Period	October 31 2005 Net Costs For Period
Beauce		46,639		46,639	
Dileo Lake					120
George River	19,698	3,300		22,998	
Hanna Uranium	1,317			1,317	
Johan Beetz			-100,000	-100,000	6,278
La Grande		1,796		1,796	
Lac La Blache		196		196	1,100
Lac Mechant		833		833	550
Lemoine		1,100		1,100	
Manic III					825
Manicuagan			-524	-524	13,200
McFaulds					440
Mingan Longue Pointe			-36,960	-36,960	13,409
Mount Reed/Mount Wright		29,988	-6,864	23,124	-1,268
Rupert	1,097	550		1,647	
St. George		2,199		2,199	1,764
St. Urbain		1,375		1,375	
Tilly Lake					1,020
Upsalquitch Forks	300	1,430		1,730	
Villibon	10,380	550		10,930	
Mineral Properties Written Down					
Total	32,792	89,956	-144,348	-21,601	37,438
Cumulative Mineral Property Costs Deferred Beginning of Period				695,452	907,278
Cumulative Mineral Property Costs Deferred End Of Period				$673,851	$944,716

STATEMENT OF EXPLORATION EXPENDITURES

For the three months ended October 31, 2006

	Acquisition Costs	Camp Costs	Drilling Assays	Engineering Consulting and Sundry	Prospecting Ground/Air Surveys	Total
100% Owned						
Lac Mechant				833		**833**
Lemoine				1,100		**1,100**
Upsalquitch Forks	300				600	**900**
50% Owned						
George River	1,306			1,100		**2,406**
St. George	194			580	1,425	**2,199**
St. Urbain				1,375		**1,375**
Hanna Uranium	357					**357**
Mt. Reed/Mt. Wright			4,221	15,488		**19,709**
Rupert				550		**550**
Options on Mineral Properties						
Beauce			25,004	2,750	8,027	**35,781**
Villibon	10,380			550		**10,930**
Total	12,537	0	29,225	24,326	10,052	**76,139**

For the six months ended October 31, 2006

	Acquisition Costs	Camp Costs	Drilling Assays	Engineering Consulting and Sundry	Prospecting Ground/Air Surveys	Total
100% Owned						
Lac La Blache				196		**196**
Lac Mechant				833		**833**
Lemoine				1,100		**1,100**
Upsalquitch Forks	300	330		500	600	**1,730**
50% Owned						
George River	19,698			3,300		**22,998**
St. George	194			580	1,425	**2,199**
St. Urbain				1,375		**1,375**
Hanna Uranium	1,317					**1,317**
La Grande			1,796			**1,796**
Mt. Reed/Mt. Wright			4,221	23,017	2,750	**29,988**
Rupert	1,097			550		**1,647**
Options on Mineral Properties						
Beauce			25,004	3,308	18,327	**46,639**
Villibon	10,380			550		**10,930**
Total	32,986	330	31,021	35,309	23,102	**122,748**

LIQUIDITY AND CAPITAL RESOURCES

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. With no producing properties, the Company has no current operating income or cash flow. All of the Company's short and medium-term operating and exploration cash flow is derived through external financing.

The Company had working capital of $270,819 as at October 31, 2006.

Also see Note 10 "Contingencies" attached to the financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

See Note 9 to the financial statements. In addition, the Company has a number of joint ventures with the Sheridan Platinum Group.

SUBSEQUENT EVENTS

There are no subsequent events.

RISK AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties inherent in this business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only source of future funds for further exploration programs or for the development and commercial production of economic ore bodies are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available, however, management feels that it can achieve success in this area for the near future.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital. Fancamp has elected to prospectively recognize compensation expense for the estimated fair value of stock options granted to both employees and non-employees for the year ended April 30, 2006. A similar calculation and recognition will be made at the end of the current year, ending April 30, 2007.

CHANGE IN ACCOUNTING POLICY

The Company did not make any changes to its accounting policy during the current quarter.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause differences include, but are not limited to, are volatility and sensitivity to market prices for base metals, environmental and safety issues, changes in government regulations and policies and significant changes in the supply-demand fundamentals for base metals that could negatively affect prices. Although the Company believes that the assumptions used are reasonable, these statements should not be heavily relied upon. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

CORPORATE INFORMATION

TSX Venture Exchange:	**Trading Symbol: FNC**
Authorized Capital:	**50,000,000 common shares n.p.v.**
Shares Outstanding:	**24,814,591common shares**
Fully Diluted Shares Outstanding:	**27,260,981 common shares**
Head Office:	7290 Gray Avenue, Burnaby, B.C., V5J 3Z2 Telephone: 604-434-8829 Facsimile: 604-434-8823
Regional Office:	340 Victoria Avenue, Westmount, Quebec, H3Z 2M8 Telephone: 514-481-3172 Facsimile: 514-481-8943
Transfer Agent:	Pacific Corporate Trust Company 2nd Floor, 510 Burrard St., Vancouver, B.C., V6C 3B8
Auditor:	Vellmer & Chang 505-815 Hornby St., Vancouver, B. C., V6Z 2E6
Officers and Directors:	Peter H. Smith, PhD., P.Eng., President and Director Debra Chapman, Secretary and Director Gilles Dubuc, Director Michael Sayer, Director